Exhibit 2

Transactions in the Securities of the Issuer During the Past Sixty Days

Entity	Transaction Date	Shares Purchased	Cost	Per Share
SAL	10/22/2026	2,867	$37,549.03	$13.10
SIP-1	10/22/2026	738	$9,680.42	$13.12
SIP-2	10/22/2026	661	$8,672.49	$13.12
LSBK	10/22/2026	2,000	$26,200.00	$13.10
Broad Park	10/22/2026	837	$10,976.33	$13.11
Chewy	10/22/2026	435	$5,714.15	$13.14